For the semi-annual period ended March 31, 2007.
File number 811-07343
The Prudential Investment Portfolios, Inc.





Item 77M  Mergers

On December 21, 2006, shareholders of Strategic Partners Balanced Fund, a series of Strategic Partners Mutual Funds, Inc. (the Fund) approved a resolution passed by its Board of Directors whereby all of it assets were to be transferred to Dryden Active Allocation Fund, which is a series of The Prudential Investment Portfolios, Inc.
The Reorganization occurred in March 2007.